EXHIBIT (a)(5)

For Immediate Release:                Contact: Robert S. Zuccaro
                                      Chief Financial Officer
                                      (914) 921-5088

                                      For further information visit our
                                      Website at: www.gabelli.com


                GABELLI ASSET MANAGEMENT ANNOUNCES SELF-TENDER
               OFFER FOR 800,000 SHARES OF CLASS A COMMON STOCK

         Rye, New York, June 3, 2003 - Gabelli Asset Management Inc. (NYSE:
GBL) announced today that its Board of Directors authorized a tender offer to purchase up to 800,000 shares of its outstanding Class A common stock under a modified "Dutch Auction." The price offered will be within the range of $28.00 to $31.75 per share, or a total of $22.4 million to $25.4 million if the maximum number of shares is repurchased. The tender offer will commence as soon as practicable.

         Under the modified "Dutch Auction" tender offer, stockholders of Gabelli's Class A common stock will be invited to choose a price at which they are willing to sell their shares to the company, within the range of $28.00 to $31.75 per share. Gabelli will then select a single purchase price that will allow it to buy up to 800,000 shares. Gabelli will then buy all shares tendered at or below the selected price.

         If more than the maximum number of shares sought is tendered, tendering stockholders will have their shares purchased on a pro rata basis. All shares purchased in the tender offer will be purchased at the same price. Stockholders whose shares are purchased in the offer will be paid the purchase price in cash, without interest, promptly after the expiration of the offer period. Shares tendered at prices above the applicable purchase price and shares not purchased due to proration will be returned to tendering stockholders. The offer is subject to the terms and conditions described in offering materials being mailed to Gabelli's stockholders.

         Gabelli initiated a stock buyback program in March 1999. Since that time, Gabelli has repurchased approximately 1,128,000 shares of its Class A common stock at an average cost of $25.41. This modified "Dutch Auction" tender offer is another way for Gabelli to continue its historical commitment to repurchasing its shares with a view to enhancing shareholder value.

         THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY'S CLASS A COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY THE COMPANY'S CLASS A COMMON STOCK ARE ONLY BEING MADE PURSUANT TO THE TENDER OFFER DOCUMENTS, INCLUDING THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, THAT THE COMPANY IS SENDING OUT TO ITS STOCKHOLDERS AND FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.

         Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer because they will contain important information, including the various terms and conditions of the offer.

         Gabelli's Board of Directors has approved the tender offer but neither the company nor the Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which such shares should be tendered.

         All inquiries regarding the procedures of the offer should be directed to Robert Zuccaro, Gabelli's Chief Financial Officer, at (914) 921-5088. Copies of the Offer to Purchase, the Letter of Transmittal and other tender offer documents can also be obtained for free by calling Mr. Zuccaro or visiting the SEC's website at www.sec.gov.

         Gabelli Asset Management Inc., through its subsidiaries, provides investment advisory and brokerage services to mutual fund, institutional and high net worth investors through a broad range of open and closed-end mutual funds, partnerships and separate advisory accounts. Gabelli Asset Management Inc. has approximately $21 billion in assets under management.

Forward-looking Information

         This release contains forward-looking statements about future operations, results and performance, share repurchase plans and similar matters. Forward-looking statements are identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or variations of such words. A variety of known and unknown risks and uncertainties and other factors could cause actual results and expectations to differ materially from the anticipated results or expectations. These risks and uncertainties include the performance of the securities markets and the company's investment products, future economic conditions, changes in business strategy and other factors. Please refer to the company's Form 10-K for the year ended December 31, 2002, the company's Form 10-Q for the quarter ended March 31, 2003, the company's Form 8-K dated January 31, 2003 and the company's Form 8-K dated May 6, 2003 and amended May 8, 2003 for more information on these and other risk factors that could cause actual results to differ. Except as required by law, the company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.